Exhibit 99.1

FANG TO REPORT FIRST QUARTER 2018 FINANCIAL RESULTS ON JULY 25, 2018

BEIJING, July 19, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang"), the leading real estate Internet portal in China, today announced that it will report its unaudited financial results for the first quarter ended March 31, 2018 before the U.S. market opens on Wednesday, July 25, 2018.

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on July 25, 2018 through 9:59 ET August 2, 2018. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	4658048

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Fang filed its annual report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the "SEC") on May 15, 2018. The annual report on Form 20-F, which contains Fang’s audited financial statements, can be accessed on the SEC's website at http://www.sec.gov as well as via Fang's investor relations website at http://ir.fang.com. Hard copies of the annual report are available, free of charge, to shareholders upon request.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Jessie Yang
Director, Investor Relations
Phone: +86-10-5631-8805
Email: jessieyang@fang.com